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15027257

SECURITIE
W

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

JUN 29 2015

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SEC FILE NUMBER
8-65479

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/14 (MM/DD/YY) AND ENDING 04/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MVISION PRIVATE EQUITY ADVISERS USA LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Connaught House, 1-3 Mount Street
(No. and Street)

London (City) United Kingdom (State) W1K 3NB (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mounir Guen 44 207 409 3663
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas (Address) New York (City) NY (State) 10036-2602 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mounir Guen, swear (or ~~affirm~~) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MVision Private Equity Advisers USA LLC, as of April 30, 2015, are true and correct. I further swear (or ~~affirm~~) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and Sworn at London England on 22nd June 2015 Before me:

Signature

C.E.O.

Title

Notary Public David Noel Lloyd Fawcett

D.N.L. FAWCETT
NOTARY PUBLIC
MY COMMISSION EXPIRES
WITH LIFE

DE PINNA
35 PICCADILLY
LONDON
W1J 0LJ

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MVision Private Equity Advisers USA LLC

Statement of Financial Condition

April 30, 2015

Filed as PUBLIC information pursuant to RULE 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey

Report of Independent Registered Public Accounting Firm

To the Board of Directors
MVision Private Equity Advisers USA LLC
New York, New York

We have audited the accompanying statement of financial condition of MVision Private Equity Advisers USA LLC (the Company) as of April 30, 2015, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MVision Private Equity Advisers USA LLC as of April 30, 2015, in conformity with accounting principles generally accepted in the United States of America.

McGladrey LLP

New York, New York
June 24, 2015

MVision Private Equity Advisers USA LLC

Statement of Financial Condition
April 30, 2015

ASSETS	
Cash and Cash Equivalents	$ 7,244,289
Prepaid Taxes	294,734
Deferred Tax Asset	558,129
Fixed Assets, at cost (net of accumulated depreciation of $1,323,147)	533,129
Security Deposits	411,505
Fees Receivable	39,494
Prepaid Expenses	112,954
Total assets	$ 9,194,351
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Payable to affiliates	$ 2,083,698
Accrued expenses and other liabilities	999,759
Total liabilities	3,083,457
Commitments and Contingencies (Notes 3 and 7)	
Stockholder's Equity:	
Common stock, par value $100 per share; 1,000,000 shares authorized; 750 shares issued and outstanding	75,000
Retained earnings	6,035,894
Total stockholder's equity	6,110,894
Total liabilities and stockholder's equity	$ 9,194,351

See Notes to Statement of Financial Condition

MVision Private Equity Advisers USA LLC

Notes to Statement of Financial Condition

Note 1. Summary of Significant Accounting Policies

Description of Business: MVision Private Equity Advisers USA LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware limited liability corporation that is a wholly owned subsidiary of MVision Private Equity Advisers Limited (the "Parent"). The Company is engaged in a single line of business as a broker-dealer raising capital for private equity firms and investment managers and providing related specialized financial services. The Company does not conduct any retail securities business, offer or hold customer accounts, nor does it hold or receive client or investor funds or securities. The Company is not a party to agreements between an investor and its private fund clients, does not make a market in any security, nor does it trade for its own account or for the account of any client (or investor) in any security.

The Company operates under exemptive provisions of paragraph (k)(2)(i) of the Securities and Exchange Commissions Rule 15c3-3 (SEC Rule 15c3-3). Among other provisions, the Company does not hold funds or securities for, or owe money or securities to, customers.

Basis of Presentation: The financial statements are presented in accordance with generally accepted accounting principles ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition.

Foreign Currency: The Company maintains certain cash accounts denominated in foreign currencies. Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the statement of operations accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

Use of Estimates: In presenting the financial statements in conformity with GAAP, management makes estimates regarding certain matters that affect the reported amounts and disclosures in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates.

Cash and Cash Equivalents: The Company considers all highly liquid money market instruments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Fees Receivable: These represent receivables from third parties for services performed prior to year-end.

Prepaid Expenses: The Company makes payments for certain expenses, such as insurance, in advance of the period in which it receives the benefit. These payments are classified as prepaid expenses and amortized over the respective period of benefit relating to the contractual arrangement.

Fixed Assets: Fixed assets are reported at cost, less accumulated depreciation and amortization determined under the straight line method. They are depreciated over their estimated useful lives.

Liabilities: Accrued expenses consist primarily of accruals made for professional fees, compensation, benefit expenses and payables to third parties.

Income Taxes: The Company accounts for income taxes in accordance with FASB Accounting Standards Codification ("ASC") 740, *Accounting for Income Taxes*. FASB ASC 740 requires that deferred taxes be established based upon the temporary differences between financial statement and income tax bases of assets and liabilities using the enacted statutory rates.

Note 1. Summary of Significant Accounting Policies (Continued)

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

FASB ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax liability in the current year. For the year ended April 30, 2015, management has determined that there are no material uncertain income tax positions. The Company is not subject to examination by U.S. federal and state tax authorities for years ended before 2011.

Concentration of Credit Risk: The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses to date.

Note 2. Related Party Transactions

The Company transferred $3,790,438 of fees under a service agreement (the "Agreement") effective on May 1, 2014 with the Parent. Such fee is determined based on a profit split methodology formula as stipulated in the Agreement. At April 30, 2015, the Company had an intercompany payable to the Parent of $2,083,698 related to unsettled balances in connection with the Agreement.

There is a high level of integration of the Company's activities and operations with the Parent and the accompanying financial statement is indicative of the Company's current financial condition as part of that group. If the Company were unaffiliated, results might be different.

Note 3. Commitments

The Company has office space obligations under a noncancelable lease expiring in June 2018 and a lease with a three month notice period expiring in August 2015. The Company also has an obligation under an operating lease with a 60-day notice period. These leases contain provisions for escalations based on certain costs incurred by the lessor. The future aggregate minimum rentals under these leases are as follows:

Year ending April 30,	
2016	$ 506,350
2017	455,822
2018	464,583
2019	78,416
	$ 1,505,171

Note 4. Employee Benefit Plans

The Company administers a 401(k) retirement and savings plan for eligible employees. The plan is a defined contribution plan that is funded through contributions by employees and the Company.

Note 5. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Act"). SEC Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and aggregate indebtedness fluctuate on a daily basis; however, at April 30, 2015, the Company had net capital of $4,157,775, which was $3,952,211 in excess of its required net capital of $205,564. The Company's ratio of aggregate indebtedness to net capital was 0.74 to 1.

Note 6. Income Taxes

A deferred tax asset has been reflected totaling $558,246 due to temporary differences. The temporary differences relate to the differences between the reported amounts of currency and fixed assets and their tax bases. The effective tax rate differs from the statutory rate due to state and local taxes and adjustments to prior-year estimates.

Note 7. Letter of Credit

The Company maintains a letter of credit in the amount of $370,017 as of April 30, 2015 to be utilized as the security deposit for an operating lease obligation. The letter of credit is secured by a cash account included in the statement of financial condition under security deposits.

Note 8. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects risk of loss to be remote.

Note 9. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date this financial statement was issued.